Filed Pursuant to Rule 424(b)(3)
Registration No. 333-288734
COHEN & STEERS INCOME OPPORTUNITIES REIT, INC.
SUPPLEMENT NO. 4 DATED JUNE 10, 2026
TO THE PROSPECTUS DATED APRIL 15, 2026
This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Cohen & Steers Income Opportunities REIT, Inc., dated April 15, 2026 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meaning as in the Prospectus. References herein to “we”, “us”, or “our” refer to Cohen & Steers Income Opportunities REIT, Inc. and its consolidated subsidiaries unless the context specifically requires otherwise.
The purposes of this Supplement are as follows:
•to disclose the transaction price for each class of our common stock as of July 1, 2026;
•to disclose the calculation of our May 31, 2026 net asset value (“NAV”) per share for each class of our common stock;
•to provide an update on the status of our current public offering;
•to update the “Experts” section of the Prospectus;
•to disclose the acquisitions of properties;
•to update the “Suitability Standards” section of the Prospectus;
•to otherwise update the Prospectus; and
•to update the Form of Subscription Agreement in the Prospectus.
July 1, 2026 Transaction Price
The transaction price for each share class of our common stock sold in this offering for subscriptions accepted as of July 1, 2026 (and repurchases, if applicable, as of June 30, 2026) is as follows:

Transaction Price (per share)
Class T	$11.99
Class S	$11.99
Class D	$11.99
Class I	$11.99
Class F-I	$11.80
The transaction price for each of our Class I shares and Class F-I shares is equal to such class’s NAV per share as of May 31, 2026. A detailed presentation of the NAV per share is set forth below.
As of May 31, 2026, we had no Class T shares, Class S shares or Class D shares outstanding. As a result, the transaction price for each of our Class T shares, Class S shares and Class D shares is based on the NAV per share for our Class I shares as of May 31, 2026. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.

May 31, 2026 NAV Per Share
We calculate NAV per share in accordance with the valuation guidelines approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at https://www.cnsreit.com.
Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for important information about how our NAV is determined. The Advisor is ultimately responsible for determining our NAV.
The following table provides a breakdown of the major components of our total NAV as of May 31, 2026 ($ and shares in thousands):

Components of NAV	May 31, 2026
Investments in real estate	$562,660
Investments in real estate-related securities	49,472
Cash and cash equivalents	9,114
Restricted cash	12,347
Other assets	11,023
Dividend payable	(1,026)
Other liabilities	(7,688)
Subscriptions received in advance	(10,863)
Mortgages, net of deferred financing costs	(293,755)
Secured credit facility	(13,000)
Accrued performance participation allocation	(223)
Management fee payable	(231)
Non-controlling interests in joint ventures	(25,663)
Net asset value	$292,167
Number of outstanding shares of common stock	23,595
The following table provides a breakdown of our total NAV and NAV per share of common stock by class as of May 31, 2026 ($ and shares in thousands, except per-share data):

NAV Per Share	Class I	Class F-I	Class P (1)	Class B (1)	Class R-I (1)	Class R-S (1)	Total
Net asset value	$1,671	$23,055	$250,631	$10,084	$5,789	$937	$292,167
Number of outstanding shares	139	1,953	20,098	841	486	78	23,595
NAV per share	$11.99	$11.80	$12.47	$11.99	$11.90	$11.97
________
(1)Class P, Class B, Class R-I and R-S shares are not sold as a part of our public offering.
Consistent with our disclosure in the Prospectus regarding our NAV calculation, our investments in real estate are initially valued at cost. Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the May 31, 2026 valuation of our investments in real estate not valued at cost.

Property Type	Discount Rate	Exit Capitalization Rate
Community shopping center	7.76%	6.91%
Grocery-anchored shopping center	8.14%	6.85%
These assumptions are determined by our independent valuation advisor and reviewed by the Advisor. A change in these assumptions would impact the calculation of the value of our investments in real estate. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investments in real estate value:

Input	Hypothetical Change	Community Shopping Center Values	Grocery-Anchored Shopping Center Values
Discount Rate	0.25% decrease	2.05%	1.89%
(weighted average)	0.25% increase	(1.57)%	(1.80)%
Exit Capitalization Rate	0.25% decrease	2.05%	2.21%
(weighted average)	0.25% increase	(1.52)%	(2.03)%
Status of Our Current Public Offering
On January 30, 2026, we commenced our second public offering, pursuant to which we are currently offering on a continuous basis up to $3.0 billion in shares of our common stock, consisting of up to $2.4 billion in shares in our primary offering and up to $0.6 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we have issued and sold 484,927 shares of our common stock (consisting of 22,332 Class I shares and 462,595 Class F-I shares) for total proceeds of $5.5 million and 21,135 shares of our common stock (consisting of Class I shares and Class F-I shares) pursuant to our distribution reinvestment plan for a total value of $0.2 million. As of the date hereof, we have not sold any Class T shares, Class S shares or Class D shares. We intend to continue selling shares in the public offering on a monthly basis.

Experts
The following disclosure is added to the “Experts” section of the Prospectus.
The estimated market value of our investments in real estate as of May 31, 2026 presented under the section “May 31, 2026 NAV Per Share” of this Supplement has been prepared by SitusAMC Real Estate Valuation Services, LLC, an independent valuation firm, and is included in this Supplement given the authority of such firm as experts in property valuations and appraisals. SitusAMC Real Estate Valuation Services, LLC will not calculate or be responsible for our NAV per share for any class of our shares.
Acquisitions of Properties
On May 28, 2026, we acquired certain property commonly known as “Oracle Crossings” through a programmatic joint venture with Phillips Edison & Company. The Company holds a 80% interest in this venture.
Oracle Crossings is a 266,000 square foot open air shopping center in the Oro Valley submarket of Tucson, Arizona. The total purchase price was $54.4 million, subject to closing costs and customary prorations.
On June 3, 2026, we acquired certain property commonly known as “1890 Ranch” through a programmatic joint venture with The Sterling Organization, LLC. The Company holds a 99% interest in this venture.
1890 Ranch is a 442,000 square foot open air shopping center in the Cedar Park submarket of Austin, Texas. The total purchase price was $126.5 million, subject to closing costs and customary prorations.
Suitability Standards
The following disclosure is added to the “Suitability Standards” section of the prospectus.
Minnesota Investors. Purchasers residing in Minnesota must have either (a) a minimum annual gross income of $100,000 and a minimum net worth of at least $100,000, or (b) a minimum net worth of $350,000. In addition, the total investment in us and other non-publicly traded direct participation programs (including REITs, business development companies, oil and gas programs, equipment leasing programs, and commodity pools, but excluding federal and state exempt private offerings and any investment company registered pursuant to the Investment Company Act of 1940) may not exceed 10% of an investor’s liquid net worth at the time of the purchaser’s investment in us. Minnesota residents who are accredited investors as defined in Rule 501(a) of Regulation D are not subject to the concentration limitation described in this paragraph.

Updates to the Prospectus
The following disclosure supersedes and replaces the second paragraph in the cover page of the Prospectus and all other similar disclosures in the Prospectus:
We are offering on a continuous basis up to $3,000,000,000 in shares of common stock, consisting of up to $2,400,000,000 in shares in our primary offering and up to $600,000,000 in shares pursuant to our distribution reinvestment plan. We are offering to sell any combination of five classes of shares of our common stock, Class T shares, Class S shares, Class D shares, Class I shares and Class F-I shares, with a dollar value up to the maximum offering amount. Following June 30, 2026, Class F-I shares will be offered only to certain eligible investors as determined by the Company in its sole discretion and through our distribution reinvestment plan. The share classes have different selling commissions and ongoing distribution fees. Pursuant to a separate private offering, we are offering our Class P shares, Class B shares, Class R-S shares, Class R-I shares, Class M-S shares and Class M-I shares to certain accredited investors (collectively, the “private shares”).
The following supersedes and replaces the second paragraph under the question in the section of the Prospectus titled “Prospectus Summary–What is the difference between the Class T, Class S, Class D, Class I and Class F-I shares of common stock being offered?”:
The Class F-I shares bear a lower management fee than the other share classes in this offering. See “What fees do you pay to the Advisor and its affiliates?–Management Fees.” Following June 30, 2026, Class F-I shares will be offered only to certain eligible investors as determined by the Company in its sole discretion and through our distribution reinvestment plan.
The following supersedes and replaces the second and third sentences of the first paragraph under the question in the section of the Prospectus titled “Prospectus Summary–May I reinvest my cash distributions in additional shares?”:
We have adopted a distribution reinvestment plan whereby stockholders (other than Alabama, Arkansas, California, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Minnesota, Nebraska, New Jersey, North Carolina, Ohio, Oregon, Tennessee, Vermont and Washington investors and clients of certain participating broker-dealers that do not permit automatic enrollment in our distribution reinvestment plan) will have their cash distributions automatically reinvested in additional shares of our common stock unless they elect to receive their distributions in cash. Alabama, Arkansas, California, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Minnesota, Nebraska, New Jersey, North Carolina, Ohio, Oregon, Tennessee, Vermont and Washington investors and clients of certain participating broker-dealers that do not permit automatic enrollment in our distribution reinvestment plan will automatically receive their distributions in cash unless they elect to have their cash distributions reinvested in additional shares of our common stock.
The following supersedes and replaces the first paragraph of the “Description of Capital Stock—Class F-I Shares” section of the Prospectus:
Following June 30, 2026, Class F-I shares will be offered only to certain eligible investors as determined by the Company in its sole discretion and through our distribution reinvestment plan.
The following supersedes and replaces the first paragraph and all similar disclosures of the “Description of Capital Stock–Distribution Reinvestment Plan” section of the Prospectus:
We have adopted a distribution reinvestment plan whereby stockholders (other than Alabama, Arkansas, California, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Minnesota, Nebraska, New Jersey, North Carolina, Ohio, Oregon, Tennessee, Vermont and Washington investors and clients of certain participating broker-dealers that do not permit automatic enrollment in our distribution reinvestment plan) will have their cash distributions automatically reinvested in additional shares of our common stock unless they elect to receive their distributions in cash. Alabama, Arkansas, California, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Minnesota, Nebraska, New Jersey, North Carolina, Ohio, Oregon, Tennessee, Vermont and Washington investors and clients of certain participating broker-dealers that do not permit automatic enrollment in our distribution reinvestment plan will automatically receive their distributions in cash unless they elect to have their cash distributions reinvested in additional shares of our common stock. Any cash distributions attributable to the class or classes of shares owned by participants in the distribution reinvestment plan will be immediately reinvested in our shares on behalf of the participants on the business day such distribution would have been paid to such stockholder.
Form of Subscription Agreement
The Form of Subscription Agreement included as Appendix B in the Prospectus is superseded and replaced with the Form of Subscription Agreement attached as Appendix A to this supplement.